SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: July 1, 2019

List of materials

Documents attached hereto:

i) Press release: Share Buyback Report for the period from June 1, 2019 to June 30, 2019

[This is a translation of the Share Buyback Report for the period from June 1, 2019 to June 30, 2019, filed with the Director General of the Kanto Finance Bureau by SONY CORPORATION on July 1, 2019]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of June 30, 2019)
	Number of Shares		Total Amount (Yen)

Resolution approved at the meeting of the Board of Directors held on May 16, 2019 (Period of Repurchase: May 17, 2019 to March 31, 2020）		60,000,000 (Maximum)	200,000,000,000 (Maximum)
Repurchases during the reporting month	June 3	327,800	1,705,610,200
(Date of repurchase)	June 4	375,100	1,915,351,500
	June 5	300,800	1,568,614,200
	June 6	240,200	1,239,591,500
	June 7	230,000	1,191,972,600
	June 10	255,300	1,360,364,900
	June 11	213,900	1,151,695,300
	June 12	212,900	1,137,402,200
	June 13	273,600	1,464,526,400
	June 14	521,100	2,853,486,400
	June 17	87,700	493,752,700
	June 18	78,000	436,727,400
	June 19	74,400	425,067,600
	June 20	76,800	445,373,800
	June 21	74,500	425,262,000
Total	―	3,342,100	17,814,798,700
Total number of shares repurchased as of the end of the reporting month		4,746,100	25,322,805,100
Progress of the repurchase (%)		7.91	12.66
Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:  It was resolved at the meeting of the Board of Directors held on May 16, 2019 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
Not applicable

3.	Status of Shares Held in Treasury
(as of June 30, 2019)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,271,525,040
Number of treasury stock	25,235,303

EOF